# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Central Garden & Pet Company, CIK 0000887733
CUSIP: 153527106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1340 Treat Blvd., Suite 600, Walnut Creek, California (CA), 94597
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001269241

## Reporting persons
- Geode Capital Holdings LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 556,236; shared voting power 0; sole dispositive power 556,236; shared dispositive power 0; aggregate amount beneficially owned 556,236 (5.02% of the class)

## Item 1. Issuer
Name of issuer: Central Garden & Pet Company
Address of issuer's principal executive offices: 1340 Treat Blvd., Suite 600, Walnut Creek, CALIFORNIA 94597

## Item 2. Person Filing
Name of person filing: Geode Capital Holdings LLC
Address of principal business office or, if none, residence: 100 Summer Street, 12th Floor, Boston, MA 02110
Citizenship: Geode Capital Holdings LLC: Delaware, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 556236
Percent of class: 5.02
Sole power to vote or to direct the vote: 556236
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 556236
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various clients of Geode Capital Management, LLC and Geode Capital Management Trust Company, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer. No one person's interest in the common stock of the Issuer relates to more than five percent of the class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit Information.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Geode Capital Management, LLC: IA
Geode Capital Management Trust Company, LLC: BK

This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by Geode Capital Holdings, LLC and certain of its subsidiaries. Geode Capital Management, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Geode Capital Management Trust Company, LLC is a trust company chartered under the laws of the State of New Hampshire.

## Signatures
- Geode Capital Holdings LLC: Laura M. Doherty, Chief Operating Officer (11/12/2024)